SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION

VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

(Full Title of the Plan)

FLOW INTERNATIONAL CORPORATION

(Issuer of the securities held pursuant to the Plan)

23500 - 64th Avenue South

Kent, Washington 98032

(Address of principal executive offices)

Flow International Corporation

Voluntary Pension and

Salary Deferral Plan

Financial Statements and

Supplemental Schedule

December 31, 2004 and 2003

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Advisory Committee

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Kent, Washington

We have audited the accompanying statements of net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of non-exempt transactions, as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Kirkland, Washington

October 24, 2005

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Assets
Investments, at fair value
Mutual funds	$21,081,093	$18,028,983
Collective trust fund	3,104,666	3,488,027
Flow International Corporation unitized common stock fund	823,723	593,820
Participant loans	393,360	380,353

	25,402,842	22,491,183

Receivables
Participant salary deferrals	49,870	61,759
Other	5,256	—

Total receivables	55,126	61,759

Cash	—	28,400

Total assets	25,457,968	22,581,342

Liabilities
Other	1,100	340

Net assets available for benefits	$25,456,868	$22,581,002

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2004	2003
Additions
Investment income:
Net appreciation in fair value of investments	$2,469,485	$4,002,919
Interest	172,095	201,428

	2,641,580	4,204,347
Contributions:
Employee:
Salary deferrals	1,649,809	1,474,584
Rollovers from other qualified retirement plans	16,791	472

Total additions	4,308,180	5,679,403

Deductions
Benefits paid to participants	1,432,314	1,344,026

Net increase	2,875,866	4,335,377

Net assets available for benefits, beginning of year	22,581,002	18,245,625

Net assets available for benefits, end of year	$25,456,868	$22,581,002

See accompanying notes to the financial statements.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description	The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries and Flow Autoclave Systems, Inc., (collectively the Company). The plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1999, Flow International Corporation formed a joint venture with Autoclave Systems, Inc., an independent third party. Employees in the newly created Flow Autoclave Systems, Inc. were admitted to the Plan at that time, changing the Plan status from single-employer to multiple-employer. A multiple-employer plan is one that involves more than one employer, and includes plans whose contributions from individual employers are available to pay benefits to all participants. The Plan is considered to be a multiple-employer plan because Autoclave, whose employees participate in the Plan, is less than 80% owned by Flow International Corporation.

Trustee and Administrator of the Plan

The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net plan earnings thereon are held by the Plan trustee under terms of a trust agreement with American Stock Transfer and Trust Company (AST) [formerly Security Trust Company]. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Eligibility

Employees of the Company that are not members of a collective bargaining unit are eligible to participate in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)	Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Contributions

Eligible employees may elect to contribute up to 40% of pretax annual compensation, as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (“Rollovers”).

The Plan provides for all employer-matching contributions to be discretionary by the employer. There were no discretionary employer contributions in 2004 or 2003.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contribution, when applicable, and net Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Upon enrollment in the Plan, participants may direct their investments among 13 mutual funds (18 mutual funds as of December 31, 2003), one collective trust fund, and a fund comprised primarily of investment in the common stock of Flow International Corporation (“Flow Fund”). The participant’s account is credited with earnings on the underlying investments and charged for losses on the underlying investments, plan withdrawals and administrative expenses. The investment is included in the financial statements at estimated fair value as reported by the fund’s trustee. The collective trust fund is a fund that invests primarily in a benefit responsive insurance contract that provides for a guaranteed rate of return established each quarter. The crediting interest rate during 2004 and 2003 that averaged 4.30% and 4.45%, and yielded 4.25% and 4.30%, respectively, is included in interest income on the statement of changes in net assets available for benefits. There are no reserves against estimated fair value for credit risk of the contract issuer or otherwise.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)	Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.

Voting Rights

Each participant invested in the Company’s unitized common stock fund is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon vest with individual participants based upon years of service with the Company. Participants become 100% vested over five years of service or at a normal retirement age of 65.

Participant Loans

Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.

The loans are collateralized by the balance in the participant’s account. The rate charged on participant loans is the prime rate (5.25% and 4.00% at December 31, 2004 and 2003, respectively) plus 1%, as of the first day of the quarter in which the loan is approved. Interest rates on outstanding participant loans range from 5.00% to 10.50% at December 31, 2004 and 2003. Principal and interest is paid ratably not less than monthly.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

1. Plan Description (Continued)

Payment of Benefits

Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59½. The Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding $5,000.

Forfeitures

Unvested forfeited investment balances are used to reduce future employer contributions. For 2004 and 2003, forfeitures totaling $3,237 and $41,458 were allocated to participants based on contributions eligible for employer matching. There were no forfeitures pending utilization at December 31, 2004 or 2003.

Administrative Expenses

The Plan provides that administrative expenses may be paid by either the Plan or the Company. With the exception to certain costs incurred in connection with the Flow International Corporation Unitized Common Stock Fund, administrative expenses were paid by the investment manager, out of commissions or by the Company, and are therefore not separately reflected in these financial statements.

2. Summary of Significant Accounting Policies	Basis of Preparation The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with MetLife Insurance Company, and the Flow Fund, which invests primarily in Flow International Corporation common stock. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan Sponsor has incurred losses during fiscal 2004 and 2003 which presents risk associated with Flow International Corporation common stock. The Plan Sponsor expects to be able to satisfy its needs for working capital and capital expenditures, due in part to its ability to access adequate financing arrangements.

Investment Valuation and Income Recognition

Investments are valued at their fair market value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The collective trust fund is valued at estimated fair value as determined based on the contract value of the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Flow International Corporation common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.

Benefits Paid to Participants Benefits are recorded when paid.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

3. Investments	All Plan investments are held in trust at AST. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2004	2003
Investments at fair value as determined by quoted market price:
American Century 20th Ultra Advisor Class Fund	$1,982,090	$1,792,456
American Funds Europacific Growth A	1,409,947	*
American Funds Growth Fund Class A	3,033,763	2,780,186
Oppenheimer Global A Fund	2,886,793	2,536,859
PIMCO Total Return Class A Fund	1,806,257	1,178,458
Rainier Small/Midcap Fund	3,250,273	2,477,258
Van Kampen Growth & Income Class A	1,431,807	*
Vanguard Index 500 Fund	2,642,225	2,363,182
Other	3,461,661	5,494,404

	21,904,816	18,622,803
Investments at estimated fair value:
Met Life Stable Value Fund	3,104,666	3,488,027
Other	393,360	380,353

	$25,402,842	$22,491,183

* Investment was less than 5% of net assets available for benefits this year and is included in other investments, if applicable.
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Year Ended December 31,	2004	2003
Investments at fair value as determined by quoted market price:
Mutual Funds	$2,482,612	$3,833,248
Flow International Corporation unitized common stock fund	(13,127)	169,671

	$2,469,485	$4,002,919

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

4. Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5. Federal Income Taxes	The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan, including amendments made and proposed amendment dated April 30, 2003, and the related trust are designed in accordance with applicable sections of the IRC.

6. Non-Exempt Transactions	During the year ended December 31, 2003, the Company was late in remitting contributions into the Plan. For 2003, the amounts remitted late totaled $286,535 and were late an average of 5 to 8 days. Regulations require the Company pay interest to the Plan for such late payments. For 2003 the interest is estimated to be less than $200. During the year ended December 31, 2004, the Company was not late in remitting contributions into the Plan.

During the year ended December 31, 2004, the Plan made a loan totaling $27,000 to a participant with the terms exceeding allowable limits as set forth by the Plan. As of the date of the audit report, the Plan has amended the loan agreement so as to conform the loan to the provisions for participant loans as set forth by the plan document.

7. Reconciliation of Financial statements to Form 5500	For purpose of the financial statements, the investment in the MetLife Stable Value Fund is presented as a collective trust fund. Because the fund is not a direct filing entity, the investment is presented in the Form 5500 based on the underlying investments. The underlying investment of the fund is a contract with an insurance company.

For purposes of the financial statements, the investment in the Flow Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Notes to Financial Statements

7. Reconciliation of Financial statements to Form 5500 (Continued)	The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

Year ended December 31,	2004	2003
Per financial statements:
Net appreciation in fair value of investments	$2,469,485	$4,002,919
Interest	172,095	201,428

	$2,641,580	$4,204,347

Per Schedule H of Form 5500:
Interest	$25,919	$201,428
Realized gain (loss) on sale of assets	10,346	(53,316)
Net investment income from registered investment companies (mutual funds)	2,605,315	4,056,235

	$2,641,580	$4,204,347

8. Related-Party Transactions	The Plan invests in shares of Flow International Corporation common stock. Flow International Corporation is Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

9. Subsequent Events	Effective May 9, 2005, the Company reinstituted the employer matching contribution providing for a matching contribution of 50% of the first 6% of employee compensation contributed by participants with less than 5 years of service as defined in the Plan document and 75% of the first 6% of employee compensation contributed by participants with more than 5 years of service.

Supplemental Schedules

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds:
	American Century 20th Ultra Advisor Class Fund	68,020 shares	*	$1,982,090
	American Funds Europacific Growth A	39,572 shares	*	1,409,947
	American Funds Growth Fund Class A	110,802 shares	*	3,033,763
	American Funds Washington Fund Class A	11,348 shares	*	349,294
	Davis New York Venture Fund	27,642 shares	*	848,328
	Oppenheimer Global A Fund	47,504 shares	*	2,886,793
	PIMCO Small Cap Value A	26,557 shares	*	765,913
	PIMCO Total Return Class A Fund	169,284 shares	*	1,806,257
	Rainier Small/Mid Cap Fund	111,924 shares	*	3,250,273
	Van Kampen Capital Emerging Growth Fund	8,687 shares	*	335,821
	Van Kampen Growth & Income Class A	70,917 shares	*	1,431,807
	Vanguard Extended Market Index Fund	10,797 shares	*	338,582
	Vanguard Index 500 Fund	23,667 shares	*	2,642,225

				$21,081,093

*	Cost information is not required for participant-directed investments.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4(i)

EIN: 91-1104842

Plan Number: 002

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund:
	MetLife Stable Value Fund	242,363 units	*	$3,104,666

	Flow International Corporation Unitized Common Stock Fund:
**	Flow International Corporation common Stock	282,688 shares	*	778,582
	Cash and cash equivalents	Cash	*	45,141

				823,723

**	Participant loans	Maturing through 2014 Interest rates ranging from 5.0% to 10.5%	*	393,360

	Total investments			$25,402,842

*	Cost information is not required for participant-directed investments.

**	A Party-in-interest as defined by ERISA.

Flow International Corporation Voluntary

Pension and Salary Deferral Plan

Schedule of Non-Exempt Transactions

Form 5500, Schedule G, Part III

EIN: 91-1104842

Plan Number: 002

Year ended December 31, 2004

(a) Identity of Party Involved	(b) Relationship to Plan	(c) Description of Transactions	(d) Current Value of Asset
Flow International Corporation Employee	Plan Participant/Party-in-Interest	Participant loan of $27,000 exceeding lending terms as set forth in the Plan, incurring interest at 5.25% expiring March 2014.	$26,691

Exhibit Index

Number	Title
23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

Date:	October 24, 2005	/s/ JOHN S. LENESS
John S. Leness General Counsel/Secretary